

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2023

Hui Yuan
Chief Executive Officer
Xiao-I Corporation
7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803

>   **Re: Xiao-I Corporation**
>   **Form 20-F/A for the Fiscal Year Ended December 31, 2022**
>   **Filed August 10, 2023**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 28, 2023**
>   **File No. 001-41631**

Dear Hui Yuan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Fred Summer